UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

August 18, 2015

Date of Report (Date of earliest event reported)

Dot Hill Systems Corp.

(Exact name of registrant as specified in its charter)

Delaware	1-13317	13-3460176
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1351 S. Sunset Street Longmont, CO	80501
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 845-3200

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☑	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On August 18, 2015, Dot Hill Systems Corp., a Delaware corporation (the “Company” or “Dot Hill”), entered into an Acquisition Agreement (the “Merger Agreement”) with Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands (“Parent” or “Seagate”), and Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The board of directors of the Company has unanimously approved the Merger Agreement.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) no later than September 1, 2015, to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share (the “Shares”), at a purchase price of $9.75 per Share in cash (the “Offer Price”), without interest, subject to any required withholding of taxes.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares that, taken together with any Shares then owned by Parent and Purchaser, represent a majority of all then outstanding Shares (the “Minimum Condition”), (ii) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and under antitrust laws of jurisdictions outside the U.S. that are applicable to the transactions contemplated by the Merger Agreement and (iii) other customary conditions. The consummation of the Offer is not subject to any financing condition.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law and other applicable law, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than Shares owned by Parent, Purchaser or the Company or by stockholders of the Company who have properly and validly exercised their statutory rights of appraisal under Delaware law) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest, subject to any required withholding of taxes. Upon the Effective Time, the Company will cease to be a publicly traded company and will become wholly owned by Parent.

Each Company stock option that is outstanding, unvested and held by an employee or service provider who continues such service with Parent or a subsidiary thereof, subject to certain conditions (each such option, a “Continuing Option”), as of immediately prior to the Effective Time shall be assumed by Seagate Technology PLC (“Ultimate Parent”) and shall continue to have and be subject to the same terms and conditions of such option immediately prior to the Effective Time, including the vesting restrictions thereof, except for administrative changes that are not adverse to the holders thereof and except that each Continuing Option shall be exercisable for a number of shares of common stock of Ultimate Parent based on a formula described in the Merger Agreement.

Each Company stock option that is outstanding and vested by its terms (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time as a result of the consummation of the Merger) and each outstanding and unvested Company stock option that is not a Continuing Option (each such option, a “Terminating Option”) shall be cancelled immediately prior to the Effective Time and shall be converted automatically into the right to receive an amount in cash determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price of such Terminating Option by (y) the number of Shares subject to each Terminating Option, less all applicable deductions and withholdings required to be withheld in respect of such payment. Each Terminating Option that is outstanding and unexercised immediately prior to the Effective Time that has an exercise price equal to or greater than the Merger Consideration shall be cancelled immediately prior to the Effective Time without consideration therefor and the holder of such Terminating Option shall cease to have any rights with respect thereto.

Each award of Shares that is subject to vesting or forfeiture or repurchase by the Company (the “Restricted Shares”) will be treated the same as Shares, pursuant to the terms of the Merger Agreement; provided, however, that Restricted Shares that are outstanding and unvested as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time as a result of the consummation of the Merger) shall be converted into the right to receive the Merger Consideration, which shall be subject to, and payable to the holder of such Restricted Shares, in accordance with and subject to the vesting schedule, right of repurchase and forfeiture provisions applicable to such Restricted Shares as in effect immediately prior to the Effective Time.

Following the completion of the Offer, if the other conditions to the consummation of the Merger set forth in the Merger Agreement are satisfied, the Merger will become effective on the date on which the Purchaser accepts, for the first time, for payment and pays for such number of Shares validly tendered and not validly withdrawn as satisfies the Minimum Condition (the “Offer Acceptance Time”) in accordance with and subject to the Delaware General Corporation Law.

The Merger Agreement includes representations and warranties and covenants of the parties customary for a transaction of this nature. Until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, the Company has agreed to operate its business and the business of its subsidiaries in the ordinary course and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Company has also agreed not to solicit or initiate discussions with any third party regarding acquisition proposals.

The Merger Agreement includes a remedy of specific performance for the Company, Parent and Purchaser. The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement with respect to an unsolicited superior proposal, the Company will be required to pay a termination fee of $27,100,000 (approximately 3.9% of the net present equity value of the transaction) (the “Termination Fee”). Any such termination of the Merger Agreement by the Company in connection with a superior proposal is subject to certain conditions, including the Company’s compliance with certain procedures set forth in the Merger Agreement, payment of the Termination Fee by the Company and the execution of a definitive agreement by the Company with such third party.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on August 18, 2015, (i) the President and Chief Executive Officer of the Company and the Senior Vice President and Chief Financial Officer of the Company (together the “Executive Officers”) and (ii) the other directors and certain officers of the Company (the “Other Stockholders”) entered into support agreements (the “Support Agreements”) with Parent and Purchaser. Under the Support Agreements, such Executive Officer and Other Stockholder agreed, among other things, to (a) in the case of the Executive Officers, tender his or her Shares (inclusive of Shares underlying restricted stock awards) (collectively, the “Executive Officer Covered Shares”) or (b) in the case of the Other Stockholders, tender his, her or its freely held Shares (exclusive of Shares held as restricted stock) (collectively, with the Executive Officer Covered Shares, the “Covered Shares”), in each case pursuant to the Offer and, if necessary, vote his, her or its Covered Shares in favor of the adoption of the Merger Agreement. As of August 18, 2015, the Executive Officers and Other Stockholders (i) beneficially owned Covered Shares subject to the Support Agreements in an aggregate of approximately 9.56% of the outstanding Shares and (ii) directly owned Covered Shares subject to the Support Agreements in an aggregate of approximately 2.48% of the outstanding Shares (inclusive of the restricted stock held by the Executive Officers). The Support Agreements terminate in the event the Merger Agreement is terminated.

Additional Information

The foregoing descriptions of the Merger Agreement and the Support Agreements are not complete and are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated herein by reference, and the Support Agreements, the forms of which are attached as Exhibit 99.1 and Exhibit 99.2 to this report and incorporated herein by reference.

The Merger Agreement and the Support Agreements, and the foregoing descriptions of each agreement, have been included to provide investors and stockholders with information regarding the terms of each agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and who should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the United States Securities and Exchange Commission (“SEC”). Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Notice to Investors/Important Additional Information will be filed with the U.S. Securities and Exchange Commission

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company common stock. Seagate has not commenced the Offer for Shares described in this announcement. At the time the offer is commenced, Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all Company stockholders at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to the Company’s stockholders by the information agent for the offer.

COMPANY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Corporate Communications Contacts:

For Media:

Michael Busselen

michael.busselen@seagate.com

408-658-1887

For Investors:

Jodi Bochert

Investors@dothill.com

(303) 845-3469

Cautionary Note Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on information available to the Company as of the date of this communication. Current expectations, forecasts and assumptions involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those anticipated by these forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: the ability of the parties to satisfy the conditions precedent and consummate the proposed merger, the timing of consummation of the proposed merger, the ability of the parties to secure any required shareholder approvals in a timely manner or on the terms desired or anticipated, the ability to achieve anticipated benefits and savings, risks related to disruption of management’s attention due to the pending merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed merger and the general risk associated with the respective businesses of Seagate and the Company. Additional information concerning risks, uncertainties and other factors that could cause results to differ materially from those projected in the forward-looking statements is contained in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the U.S. Securities and Exchange Commission, the “Risk Factors” sections of which are is incorporated into this document by reference and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Number	Description

2.1*	Acquisition Agreement, dated as of August 18, 2015, by and among Dot Hill Systems Corp., Seagate HDD Cayman and Denali Acquisition Sub Corp.

99.1	Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and named executive officers of Dot Hill Systems Corp.

99.2	Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain directors and officers of Dot Hill Systems Corp.

*	Schedules omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dot Hill Systems Corp.

Dated: August 21, 2015

	By:	/s/ Hanif I. Jamal
Hanif I. Jamal
Senior Vice President, Chief Financial Officer and Secretary

Exhibit Index

Number	Description

2.1*	Acquisition Agreement, dated as of August 18, 2015, by and among Dot Hill Systems Corp., Seagate HDD Cayman and Denali Acquisition Sub Corp.

99.1	Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and named executive officers of Dot Hill Systems Corp.

99.2	Form of Support Agreement, dated August 18, 2015, by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain directors and officers of Dot Hill Systems Corp.

*	Schedules omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.